PORTAGE BIOTECH INC.

THREE AND NINE MONTHS ENDED DECEMBER 31, 2020

MANAGEMENT'S DISCUSSION AND ANALYSIS

Prepared as of March 1, 2021

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three and nine months ended December 31, 2020, should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2020, the three and six months ended September 30, 2020 and for the three months ended June 30, 2020, together with the related Management's Discussion and Analysis and audited consolidated financial statements for the year ended March 31, 2020, and Annual Report on Form 20-F for the same period.

Forward-Looking Statements

This document includes "forward-looking statements."  All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by, or that otherwise include the words "believe," "expects," "anticipates," "intends," "estimates" or similar expressions or variations on such expressions are forward-looking statements.  We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

  our plans and ability to develop and commercialize product candidates and the timing of these development programs;
  clinical development of our product candidates, including the results of current and future clinical trials;
  the benefits and risks of our product candidates as compared to others;
  our maintenance and establishment of intellectual property rights in our product candidates;
  our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
  our estimates of the size of the potential markets for our product candidates; and
  our selection and licensing of product candidates.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances.  However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3 - Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended March 31, 2020.

Our business focus is that of being primarily a pharmaceutical development business subject to all of the risks of a pharmaceutical development business.  We do not anticipate directly engaging in the post pharmaceutical development endeavors of manufacturing, marketing and distribution of our development products.

Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements.  We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise the terms "Portage Biotech Inc.," the "Company," "Portage," "we," "us," "our" are used interchangeably in this Annual Report and refer to Portage Biotech Inc. and its subsidiaries.

Nature of Operations and Overview

Portage is a clinical stage immune-oncology company focused on overcoming immune resistance.  It currently manages 10 immuno-oncology assets at various development stages.  We source, nurture and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans.  Our drug development pipeline portfolio encompasses products or technologies based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

The Portage Approach

Our mission is to advance and grow a portfolio of innovative, early-stage oncology assets based on the latest scientific breakthroughs focused on overcoming immune resistance.  Given these foundations, we manage capital allocation and risk as much as we oversee drug development.  By focusing our efforts on translational medicine and pipeline diversification, we seek to mitigate overall exposure to many of the inherent risks of drug development.  Our approach is guided by the following core elements:

•	Portfolio diversification to mitigate risk and maximize optionality;

•	Capital allocation based on risk-adjusted potential, including staged funding to pre-specified scientific and clinical results;

•	Virtual infrastructure and key external relationships to maintain a lean operating base;

•	Internal development capabilities complemented by external business development;

•	Rigorous asset selection with disciplined ongoing evaluation; and

•	Focus on translational medicine and therapeutic candidates with in vivo single agent activity.

We believe that our corporate structure results in enhanced operational efficiency and maintains an optimal cost structure by centralizing strategic/tactical support, shared services, including all research and development operations, capital allocation/contribution, human resources, administrative services, and business development, as well as other services to each of our immuno-oncology platforms and assets currently in various development stages.  Our execution is achieved, in part, through our internal core team and utilizing our large network of experts, contract labs, and academic partners.

Our Science Strategy

Our goal is to develop immune-oncology therapeutics that will dramatically improve the standard-of-care for patients with cancer.  The key elements of our scientific strategy are to:

•

Build a pipeline of differentiated oncology therapeutic candidates that are diversified by mechanism, therapeutic approach, modality, stage of development, leading to a variety of deal types that can be executed with partners;

•	Expand our pipeline through research collaborations, business development, and internally designed programs;

•	Continue to advance and evolve our pipeline with a goal of advancing one therapeutic candidate into the clinic and one program into IND-enabling studies each year; and

•	Evaluate strategic opportunities to accelerate development timelines and maximize the value of our portfolio.

Our Pipeline

We have built a pipeline of targeted oncology and immuno-oncology therapeutic candidates and programs that are diversified by mechanism, therapeutic approach, modality, and stage of development.  On an ongoing basis, we rigorously assess each of our programs using internally defined success criteria to justify continued investment and determine proper capital allocation.  When certain programs do not meet our de-risking criteria for advancement, we look to monetize or terminate those programs and preserve our capital and resources to invest in programs with greater potential.  As a result, our pipeline will continue to be dynamic.

The chart below sets forth only as of February 1, 2021, the current state of our immuno-oncology therapeutic candidates and programs.  The chart contains forward looking information and projections based on management's current estimates.  The chart information is based on and subject to many assumptions, as determined by management and not verified by any independent third party, which may change or may not occur as modeled.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Before you make an investment decision regarding the company, you should make your own analysis of forward-looking statements and our projections about candidate and program development and results.

Our Business Model

We employ a shared service business model to execute our strategy of building a diversified oncology company in a capital efficient manner and to provide us with the flexibility to either advance therapeutic candidates ourselves or through transactions with third parties.  Our flat organization consists of a holding company, Portage Biotech Inc. and an operating company, Portage Development Services ("PDS"), which provide human resources, and other services to each operating subsidiary via a shared services agreement.  We believe that by centralizing these shared services, including all research and development operations, administrative services, and business development, and allocating employees and resources to each operating subsidiary, we can enhance operational efficiency and maintain an optimal cost structure.

Our business model also enables us to access both internal and external expertise to build and develop our pipeline.  We incubate internal programs in our hub, leveraging PDS's internal resources and network of service providers as needed to support our discovery, lead optimization, and IND-enabling efforts.  When we decide to license from or collaborate with external parties, we establish distinct subsidiaries, to hold and advance those programs.  This structure enables us to keep licensors economically incentivized at the program level through our ability to offer equity and access to potential cash milestones and royalty payments.

In the figure below, each operating subsidiary reflects its respective technology platform, therapeutic candidates as well as economic ownership, as of December 31, 2020, as a percentage of shares outstanding is listed below each circle.

Our Organization

The structure of our financing arrangements with each subsidiary enables us to increase our economic ownership when we provide additional capital.

PDS is our wholly-owned operating subsidiary that employs all of our team members and incubates discovery programs until we establish an operating subsidiary in which to further advance them.  We centralize shared services, including all research and development operations, administrative services, and business development at PDS Management, and allocate employees and resources to each spoke based on the needs and development stage of each therapeutic candidate.

Our business model is designed to (i) enhance operational efficiency, (ii) maintain an optimal cost structure, (iii) attract leading collaborators, and (iv) promote asset flexibility, as further described below.

•

Enhance operational efficiency: We centralize all employees and services at our hub and allocate resources to spokes as needed.  We empower managers to access these resources and make program-level decisions in order to increase productivity and speed.  We believe this model enables a flexible organizational structure that can achieve scale through the addition of programs without increasing burdensome bureaucracy or redundant infrastructure.

•	Maintain an optimal cost structure: We have a relatively small number of employees and have built a network of trusted external service providers, choosing to leverage their infrastructure and expertise as needed instead of embarking on capital-intensive lab, manufacturing, and equipment expenditures. By reducing overhead costs, we believe we can increase the likelihood that we can generate a return on invested capital.

•	Attract leading collaborators and licensors: Each of our subsidiaries has its own capitalization and governance, enabling us to keep licensors economically incentivized at the program level. We believe that the experienced leadership team and shared services at our hub differentiate us from other potential licensees.

•

Promote asset flexibility: Each operating subsidiary is a separate legal entity that holds the relevant intellectual property of its therapeutic candidates or programs and has none of its own employees, fixed assets, or overhead costs.  This allows us to efficiently pursue various subsidiary-level transactions, such as stock or asset sales, licensing transactions, strategic partnerships, co-development arrangements, or spin-outs.  It also provides us with the flexibility to terminate programs with minimal costs if results do not meet our de-risking criteria for advancement.

The Company is a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI.  Its Toronto agent, Portage Services Ltd., is located at 6 Adelaide Street East, Suite 300, Toronto, Ontario, M5C 1H6, Canada.

The Company is a reporting issuer with the securities commissions of the provinces of Ontario and British Columbia.  Its ordinary shares are listed on the Canadian Stock Exchange under the symbol "PBT.U".  On February 25, 2021, the ordinary shares of the Company began trading on NASDAQ under the symbol "PRTG".

Summary of Results

The following table summarizes financial information for the quarter ended December 31, 2020, and the preceding eight quarters (all amounts in 000'US$ except net loss per share, which are actual amounts).  All share and per share amounts reflect the 1:100 reverse stock split effected June 5, 2020.

Quarter ended	Dec. 31,	Sept. 30	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
	2020	2020	2020	2020	2019	2019	2019	2019	2018
	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$	in 000'$
					(Revised)
Net loss - attributable to the owners of the Company	1,184	2,455	696	1,302	1,316	1,273	1,442	1,901	307
Working capital (1)	2,875	25	6,293	1,226	1,977	2,500	3,604	4,757	6,015
Shareholders' equity	104,945	102,233	102,646	96,531	98,574	98,248	98,222	99,674	8,979
Net loss per share - basic	(0.10	(0.21)	(0.06)	(0.12)	(0.12)	(0.12)	(0.13)	(0.18)	(0.11)
Net loss per share - diluted	(0.10)	(0.21)	(0.06)	(0.12)	(0.12)	(0.12)	(0.13)	(0.18)	(0.11)

(1) December 31, 2020 working capital is net of warrant liability of $771 settleable on a non-cash basis.

(2) September 30, 2020 working capital is net of accrued equity issuable of $3,972 and warrant liability of $271 settled or settleable on a non-cash basis.

Number of Ordinary Shares and Warrants

These are as follows:

As of,	December 31, 2020	February 25, 2020
Shares issued and outstanding(a)	12,083,395	12,083,395
Warrants (b)	49,701	49,701

(a) This amount excludes an aggregate 243,000 Restricted Stock Units (RSUS) granted to a director and a consultant on January 13,2021 which vested immediately on the date of grant.

(b) Warrants are exercisable into equal number of ordinary shares at an average exercise prise of $6.64 and have a remaining contractual life of approximately 1.75 years as of December 31, 2020.

Business Environment - Risk Factors

Please refer to the Annual Report on Form 20-F for the year ended March 31, 2020 for detailed information as the economic and industry factors that are substantially unchanged as of the date hereof.

Our Programs and Technology - Recent Developments

Invariant Natural Killer T-cells (iNKT cells) Platform

iNKT cells play an important role in anti-tumour immune responses and are a distinct class of T lymphocyte displaying a limited diversity of T-cell receptors.  They recognize lipid antigens on the surface of tumour cells and produce large amounts of cytokines within hours of stimulation without the need for clonal expansion.  Furthermore, iNKT cells activate multiple immune system components, including dendritic cells, T-cells and B-cells and stimulate an antigen-specific expansion of these cells.  An operating subsidiary holds an exclusive license (with the right to sub-license) from the Ludwig Institute to use, research, develop and commercialize iNKT cell agonists, for the treatment of various forms of human disease, including cancer, under the Ludwig Institute's intellectual property and know-how.

PORT 2 (IMM60)

PORT-2 is an iNKT cell activator/agonist formulated in a liposome with a 6-member carbon head structure that has been shown to activate both human and murine iNKT cells, resulting in dendritic cell (DC) maturation and the priming of Ag-specific T and B cells.  PORT-2 is ready to commence in a Phase 1/2 dose escalation and expansion trial in approximately 100 participants with melanoma or non-small cell lung carcinoma (NSCLC) in order to evaluate the safety and efficacy after receiving regulatory approval from the Medicines and Healthcare products Regulatory Agency in the United Kingdom and Research Ethics Board at Oxford University.  When COVID restrictions ease in the United Kingdom, the company expects the first patient to be treated soon thereafter.

In animal models, PORT-2 enhanced the frequency of tumour specific immune responses (Jukes 2016).  iNKT cells are unique lymphocytes defined by their co-expression of surface markers associated with NK cells along with a T-cell antigen receptor (Schmieg 2005).  They recognise amphipathic ligands such as glycolipids or phospholipids presented in the context of the non-polymorphic, MHC class I-like molecule CD1d.  Activated iNKT cells rapidly produce IFN-gamma and IL-4 and induce dendritic cell (DC) maturation and IL-12 production (Cerundolo 2009, Salio 2009, Speak 2008, Fujii 2013).

PORT 3 (IMM65)

PORT-3 is a PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine which is about to begin enrolling in an open-label, dose-escalation and expansion study of its iNKT agonist after receiving regulatory and institution ethics approval.  The combination product has the ability to prime and boost an anti-tumor immune response.

Biodegradable PLGA-nanoparticles function as a delivery platform for immunomodulators and tumor antigens to induce a specific anti-tumor immune response.  PLGA has minimal (systemic) toxicity and is used in various drug-carrying platforms as an encapsulating agent.  Furthermore, co-formulating an iNKT inhibitor with a peptide vaccine in a particle has show to be approximately 5 times more potent in killing cancer cells and generating an antigen specific CD8 T-cell response than giving the 2 agents individually (ref Dolen et al Oncoimmunology paper)

NY-ESO-1 is a cancer-testis antigen expressed during embryogenesis and in the testis, an immune privileged site.  Furthermore, NY-ESO-1 expression is observed in several advanced cancers: lung (2-32%), melanoma (40%), bladder (32-35%), prostate (38%), ovarian (30%), esophageal (24-33%), and gastric cancers (8-12%).  Clinical trials have shown the safety and tolerability of Good Manufacturing Practices (GMP)-grade NY-ESO-1 peptides in patients with cancer.

Intratumoral amphiphilic platform

DfuseRx SM, identifies combinations of anti cancer agents with amphiphilic diffuse enhancers that can passively enter into cancer cells.  These novel formulations with unique IP can be directly injected into any solid tumours, and the payloads will diffuse across the membrane and disperse throughout the tumor, while sparing healthy cells.  Once inside the cells, the technology is diluted away and the payloads are stuck inside the cell.  The payloads are able to disperse to areas of the tumor that do not have blood supply and hence oral or IV drugs will not reach.

PORT 1 (INT230-6)

The lead asset is PORT-1, a fixed dose formulation of cisplatin, vinblastine and a penetration enhancer.  In Animal models, the drug is able to cure the majority of the animals, by a combination of direct killing of the cancer, and also a CD4 and CD8 T-cell response (Bloom et al).  The specific rapid local killing in the normal 3-dimensional environment inside the body we believe is critical for robust antigen presentation and immune activation.  Animal studies also showed synergy when combined with checkpoint inhibition (Bender et al, Bloom et al).  The product has been dosed into 70 subjects in a Phase 1/2 trial.  This has shown proof of concept that the vast majority of the drug stays in the tumor, and a dose equivalent to 3x the approved dose of the cytotoxic agent was very well tolerated without the typical chemo side effects.  The most common adverse event related to the treatment was pain at the injection site.  As a result, PORT-1 has launched 8 phase 2 studies including 7 clinical collaborations with the two largest immuno-oncology drug manufacturers, BMS and Merck in combination with their respective checkpoints in high unmet need medical types (pancreatic, gall bladder, sarcoma, non-microsatellite unstable colorectal, etc.).  In many of these tumor types, the checkpoint drug alone has no activity.  As a result of exciting preliminary data (ref ASCO 2020, SITC 2020), we have secured fast track regulatory status from the FDA for triple negative breast cancer.

PORT 4, Nanolipogel (NLG) co-formulation Platform

Scientists are interested in novel ways to deliver multiple signals to the immune system in order to better activate an anti-tumor response.  We have been impressed with a platform from Yale University that allows different types of agents to be packaged together and will concentrate them in tumors.  We have licensed the platform for delivery of DNA aptamers and certain aptamer-small molecule-based combination products.  In order to have multiple proprietary agents with known mechanisms of action, W have licensed rights to create DNA aptamers from D5 pharma.  The first one developed is a proprietary PD1 aptamer which has been placed in the NLG formulation.  Early testing has shown the formulation properly modulates PD1 signaling in vitro similar to a PD1 antibody I.  In non-clinical, in vivo experiments, the NLG-PD1 performed favorably compared to a mouse PD1 antibody.  The additional funding will support exploration of multiple PD1 based co-formulations with small molecules and other DNA aptamers.  We hope to name its first clinical candidate in 2021.

PORT-5, STING Agonist Platform

Proprietary immune priming and boosting technology (using a STING agonist delivered in a virus-like particle) have shown proof of concept in animal models and are beginning to progress the lead asset towards the clinic.  This platform offers multiple ways to target immune stimulation towards the cancer, as well as to co-deliver multiple signals in a single product.  Our researchers have developed a way to administer the product systemically and does not require direct tumor injections.  This technology preferentially targets immune cells, which is differentiated from other chemical STING approaches.  The company is progressing this project towards clinical trials as well as developing next generation compounds.  Given that this is a simple way to boost the immune response to any target, we are also pursuing a project to boost immune response to COVID and other pathogens.

Other Early-Stage R&D

We continue to evaluate and test new antibody targets.  Our interest here lies in the suppressive tumor micro-environment, and how we can down regulate or remove MDSC, TAMs, Tregs and other signals that impede the immune response from clearing cancer cells.  One new effort that we have initiated is collaborations with two leading artificial intelligence/machine learning companies in order to screen for agents with specific attributes in this area.  This may allow us a fast track an asset to the clinic with a re-purposed product.

Three Months Ended December 31, 2020 Compared to the Three Months Ended December 31, 2019

(All Amounts in 000'$)

Results of Operations

The following details major expenses for the three months ended December 31, 2020, compared to the three months ended December 31, 2019.  The information presented for the three and nine months ended December 31, 2019 reflects reclassifications to conform to the classifications used for the three and nine months ended December 31, 2020.

Three months ended December 31,	2020	2019
	In 000'$	In 000'$
		(Revised)
Operating expenses	(866)	(1,082)
Change in fair value of warrant liability	(500)
Income on equity issued at a discount	77	-
(Loss) on extinguishment of SalvaRx debt	-	(33)
Share of (loss) in associates accounted for using equity method	(121)	(60)
Foreign exchange (loss)	(2)	(350)
Research and development tax credit	65	-
Interest (expense)	(3)	(201)
Net (loss)	(1,350)	(1,726)
Unrealized gain on investment in investments	-	1,635
Total comprehensive (loss) for period	(1,350)	(91)

Owners of the Company	(1,184)	319
Non-controlling interest	(166)	(410)
Total comprehensive (loss) for period	(1,350)	(91)

Expenses

The overall analysis of the operating expenses is as follows:

Three months ended December 31,	2020	2019
	In 000'$	In 000'$
Research and development	368	791
General and administrative expenses	498	291
Total operating expenses	866	1,082

Research and Development Costs

These costs comprised the following:

Three months ended December 31,	2020	2019
	In 000'$	In 000'$
Legal regarding Patents' registration	13	26
Consultants - scientists and researchers	179	604
Other outside services - lab testing, peptide handling, etc.	16	161
Research and development services and storage	160	-
Total research and development costs	368	791

Included in consultants - scientists and researchers are $154 and $386 of non-cash stock-based compensation expense for the three months ended December 31, 2020 and 2019, respectively.

Research and development costs ("R&D") decreased by $423, or 53%, during the three months ended December 31, 2020, compared to the three months ended December 31, 2019.  The decrease was comprised of $910 decrease in non-cash stock-based compensation expense included in research and development costs in the comparable periods, partially offset by an increase in other R&D expenditures.  The decrease in the current year period is also due to the decrease in the level of activities in the comparable periods.

General and Administrative Expenses

Key components of general and administrative expenses are:

Three months ended December 31,	2020	2019
	In 000'$	In 000'$
Consulting fees	356	118
Professional fees	123	139
Office and general expenses	19	34
Total general and administrative expenses	498	291

General and administrative expenses increased by $207, or 71%, during the three months ended December 31, 2020, compared to the three months ended December 31, 2019.  This increase was primarily due to the increases in consulting fees attributable to an effort to strengthen the Company's infrastructure.  The increase was partially offset by decreases in professional fees and office and general expenses.

Nine months Ended December 31, 2020 Compared to the Nine months Ended December 31, 2019

(All Amounts in 000'$)

Results of Operations

The following details major expenses for the nine months ended December 31, 2020, compared to the nine months ended December 31, 2019.

Nine months ended December 31,	2020	2019
	In 000'$	In 000'$
Operating expenses	(3,007)	(4,450)
Gain on sale of marketable securities	72	-
Change in fair value of warrant liability	(441)	-
(Loss) on equity issued at a discount	(1,256)	-
(Loss) on extinguishment of SalvaRx debt	(223)	(33)
Share of (loss) in associate accounted for using equity method	270	(126)
Foreign exchange (loss)	(2)	(350)
Research and development tax credit	65	-
Interest (expense)	(172)	(404)
Net (loss)	(4,694)	(5,363)
Unrealized gain on investment in investments	-	1,617
Total comprehensive (loss) for period	(4,694)	(3,746)

Owners of the Company	(4,335)	(2,414)
Non-controlling interest	(359)	(1,332)
Total comprehensive (loss) for period	(4,694)	(3,746)

Expenses

The overall analysis of the operating expenses is as follows:

Nine months ended December 31,	2020	2019
	In 000'$	In 000'$
Research and development	1,658	3,175
General and administrative expenses	1,349	1,275
Total operating expenses	3,007	4,450

Research and Development Costs

These costs comprised the following:

Nine months ended December 31,	2020	2019
	In 000'$	In 000'$
Legal regarding Patents' registration	109	141
Consultants - scientists and researchers	1,188	2,177
Other outside services - lab testing, peptide handling, etc.	479	857
Research and development services and storage	452	-
	2,228	3,175
Proceeds from a legal settlement with a vendor	(570)	-
Total research and development costs	1,658	3,175

Included in consultants - scientists and researchers are $600 and $1,510 of non-cash stock-based compensation expense for the nine months ended December 31, 2020 and 2019, respectively.

Research and development costs ("R&D") decreased by $1.5 million, or 48%, in the nine months ended December 31, 2020, compared to the nine months ended December 31, 2019.  The decrease was primarily due to a decrease in consulting expense of approximately $1.0 million, attributed primarily to non-cash stock-based compensation expense included in consulting expense, as described above, and the receipt by one of Portage's portfolio companies of a $0.6 million cash settlement for a legal dispute it had with a vendor while developing one of its products.

General and Administrative Expenses

Key components of general and administrative expenses are:

Nine months ended December 31,	2020	2019
	In 000'$	In 000'$
Consulting fees	682	642
Professional fees	364	485
Office and general expenses	303	148
Total general and administrative expenses	1,349	1,275

General and administrative expenses increased by $0.074 million, or approximately 6%, during the nine months ended December 31, 2020, compared to the nine months ended December 31, 2019.  This reduction was primarily due to a decrease in professional fees of $0.12 million offset by an increase in office and general expenses of $0.15 million, attributable to investor related expense.

Liquidity and Capital Resources

On June 16, 2020, the Company closed a private placement of ordinary shares for gross proceeds of approximately $7.0 million through the issuance of 698,145 ordinary shares at a price of $10.00 per share.  The Company incurred costs of $248,000 in connection with the offering, which was offset against the gross proceeds.  The net proceeds from the offering will be used to finance operating expenses and accelerate pipeline development/execution and will enable management to pursue new opportunistic value creation.  A portion of the proceeds was used to settle the SalvaRx Notes.

Going Concern

The accompanying consolidated financial statements have been prepared on a basis that assumes that the Company will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  Accordingly, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

As of December 31, 2020, the Company had cash and cash equivalents of $3.637 million and total current liabilities of $1.325 million (inclusive of $771 warrant liability settleable on a non-cash basis).  For the nine months ended December 31, 2020, the Company reported a net loss of $(4.694) million and cash used in operating activities of $3.367 million.  As of January 31, 2021, we had approximately $3.418 million of cash on hand.

The Company's cash and cash equivalents balance is decreasing and we will not generate positive cash flows from operations for the year ending March 31, 2021.  We intend to meet our ongoing capital needs by using our available cash.

The Company has and may continue to delay, scale-back, or eliminate certain of its activities and other aspects of its operations until such time as the Company is successful in securing additional funding.  The Company is exploring various dilutive and non-dilutive sources of funding, including equity and debt financings, strategic alliances, business development and other sources.  In the event the Company's Common Stock is delisted from Nasdaq due to its failure to meet minimum stockholders' equity requirements, the Company's ability to raise additional capital may be materially adversely impacted.  The future success of the Company is dependent upon its ability to obtain additional funding.  There can be no assurance, however, that the Company will be successful in obtaining such funding in sufficient amounts, on terms acceptable to the Company, or at all.  As of the date of this filing, the Company currently anticipates that current cash and cash equivalents will be sufficient to meet its anticipated cash requirements through the end of the second quarter of fiscal year ended March 31, 2022 (September 30, 2021).  These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable.  The losses result primarily from its conduct of research and development activities.  As of December 31, 2020, the Company had cash balances totaling approximately $3.6 million and working capital of approximately $2.9 million (inclusive of warrant liability of $771 settleable on a non-cash basis), compared to approximately $1.2 million, as of March 31, 2020.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities.  The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan.  The Company's ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing stockholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions.

Cash Flows Used In Operating Activities

During the nine months ended December 31, 2020, the Company funded operating activities totalling approximately $3,367,000, compared to funding operating activities of approximately $2,872,000 during the nine months ended December 31, 2019.  Operations in the nine months ended December 31, 2020 were funded by existing cash plus a portion of the net proceeds from the private placement of approximately $6,732,000, net of offering costs, closed in June 2020.  The increase in the use of cash was the reduction of accounts payable and accrued liabilities (primarily accrued interest payable associated with the SalvaRx Notes) offset by a reduction in the level of operations in the nine months ended December 31, 2020, compared to the nine months ended December 31, 2019.  These amounts were consistent with the Company's level of research and development activities in the comparable periods.

The Company currently does not have any contractual commitments to fund further research and development at its subsidiaries.

The Company's continuing operations are dependent upon any one of:

1. the development and identification of economically recoverable medical solutions;

2. the ability of the Company to obtain the necessary financing to complete the research; or

3. future profitable production from or proceeds from the disposition of intellectual property.

Cash Flows Provided by (Used in) Investing Activities

The Company generated $0.14 million proceeds from the sale of its interest in Biohaven in August 2020.

On June 1, 2020, the Company made an additional $1.0 million investment in Stimunity upon Stimunity's achievement of certain agreed milestones, increasing its equity share in Stimunity to 44%.

There were no investing activities during the nine months ended December 31, 2019.

Cash Flows Provided By (Used In) Financing Activities

On June 16, 2020, the Company completed a private placement offering of 698,145 restricted ordinary shares at a price of $10 per share for gross proceeds of $6.98 million to accredited investors.  Directors of the Company subscribed for 215,000 shares for $2,150,000.  The Company incurred offering costs of $248,000 in connection with the private placement.

The Company also repaid a $1.0 million advance from a related party in July 2020.

There were no financing activities during the nine months ended December 31, 2019.

Key Contractual Obligations

Details of contractual obligations, commitments and contingent liabilities are provided in Note 16 to the unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2020.

Off-balance Sheet Arrangements

As of December 31, 2020 and 2019, the Company did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with Related Parties

Significant related party transactions are detailed in Note 19 to the unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2020.

Financial and Derivative Instruments

The Company's financial instruments recognized in the Company's condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company's financial instruments as of December 31, 2020 and March 31, 2020:

	As of December 31, 2020		As of March 31, 2020
	Amortized Cost	Fair Value to Other Comprehensive Income (FVTOCI)	Amortized Cost	FVTOCI
	in 000'$	in 000'$	in 000'$	in 000'$
Financial assets
Cash and cash equivalents	3,637	-	3,152	-
Prepaid expenses and other receivables	563	-	574	-
Investments	-	9,904	-	8,702
	Amortized Cost	Fair Value through Profit or Loss (FVTPL)	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	254	-	1,268	-
Unsecured notes payable	300	-	3,661	-
Warrant liability	-	771	-	-

A summary of the Company's risk exposures as it relates to financial instruments are reflected below.

During September 2020, the Company settled the SalvaRx Note obligations originally due in June 2021 in an aggregate principal amount of approximately $3.7 million, plus accrued interest of $0.75 million in exchange for cash payments totaling $1.77 million and 397,604 of the associated SalvaRx warrants with an exercise price of $6.64 per share.  The warrants were exchanged for an equal number of warrants to acquire Portage stock at the same price per share.  The Company accounted for the contractual value of the exercised and outstanding warrants of $2.64 million (397,604 shares at $6.64 per share) as accrued equity issuable at September 30, 2020.  The Company also recorded a loss of $1.33 million during the three months ended September 30, 2020 to recognize the discount between the fair value of the underlying shares at September 30, 2020 ($9.99 per share) and the contract price of $6.64 per share.  The exchange was completed on October 13, 2020 and the Company recorded a gain of $0.075 million to recognize the difference between the fair value of the shares at September 30, 2020 ($9.99 per share) and the fair value of the shares on October 13, 2020 ($9.80 per share).  The condensed consolidated interim statements of operations for the three and nine months ended December 31, 2020 reflect a gain of $0.075 million and a loss of $1.256 million, respectively, with respect to equity issued at a discount.

Fair value of financial instruments

The Company's financial assets and liabilities are comprised of cash, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

  Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
  Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.
  Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.  Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Biohaven: Fair value was based on a quoted market price of $34.03 per share as of March 31, 2020 (Level 1).  The investment was sold in August 2020.

Investment and option in Nekonal: Fair value has been listed at $0.

Investment in Sentien: Fair value of the asset is determined by considering strategy changes by Sentien (Level 3).

Investment in Intensity: Fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors (Level 3).

Accrued equity issuable: The fair value is estimated based on the quoted market price at December 31, 2020 (Level 1).

Unsecured notes payable and warrant liability: The fair value is estimated using a Black Scholes model (Level 3).

Warrant Liability: The fair value is estimated using a Black Scholes model (Level 3).

There have been no transfers between levels of the fair value hierarchy for the three and nine months ended December 31, 2020 and the year ended March 31, 2020.

The Company's financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit risk.  Credit risk is the risk of loss associated with a counterparty's inability to fulfil its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value as reflected on the condensed consolidated interim statements of financial position.

Cash.  Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivables.  The Company is exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (see Note 4), payable over the next four years.  The debtor has so far been diligent in paying the amounts on the due dates and PPL management will be monitoring the account on a regular basis.

Liquidity risk.  Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.  The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects.  The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned.  The current uncertainty in global markets could have an impact on the Company's future ability to access capital on terms that are acceptable to the Company.  There can be no assurance that required financing will be available to the Company.

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards ("IFRS") requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share-based compensation.  Significant areas where critical judgments are applied include assessment of impairment of investments and goodwill and the determination of the accounting acquirer and acquiree in the business combination accounting.

New Accounting Standards, Interpretations and Amendments

The Company is also unaware of any applicable but not-yet-adopted standards that are expected to materially affect the financial statements of future periods.

Internal Controls Over Financial Reporting

The management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting.  The Company's internal control system was designed to provide reasonable assurance to the Company's management and the board of directors regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with IFRS.  Internal control over financial reporting includes those policies and procedures that:

1. pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020.  In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on the evaluation under these criteria, management identified material weaknesses in the Company's internal controls over financial reporting, and as a result, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2020.

Management identified the following material weaknesses set forth below in our internal control over financial reporting.

  Management was unable to perform an effective risk assessment or monitor internal controls over financial reporting;
  The management of the Company lacks the number of skilled persons it requires given the complexity of the reporting requirements it has to make, which more specifically include the staff and expertise (i) to properly segregate duties and perform oversight of work performed and to perform compensating controls over the finance and accounting functions, (ii) to establish and perform fair value estimates or subsequently monitor fluctuations in fair value estimates, and (iii) to apply complex accounting principles, including those relating to business combination accounting, income taxes and fair value estimates; and
  There are insufficient written policies and procedures in place to ensure the correct application of accounting and financial reporting with respect to the current requirements of IFRS and SEC disclosure requirements, some of which specifically relate to investment accounting and fair value measures, assessment of in-process research and development assets, share based payments, carrying amounts of goodwill and intangible assets and business combination accounting.

Public Securities Filings

Additional information, including the Company's annual information in the Annual Report on Form 20-F, is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission at www.edgar.com.